Mitchell S. Nussbaum Vice Chairman; Co-Chair, Capital Markets & Corporate 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

August 2, 2021

Alexandra Barone

Staff Attorney

Division of Corporation Finance

Office of Technology

U. S. Securities and Exchange Commission

100 5th Street, N.E.

Washington, DC 20549

Re:	Bannix Acquisition Corp.
Amendment No. 1 to
Registration Statement on Form S-1
Filed July 16, 2021
File No. 333-253324

Dear Ms. Barone:

On behalf of our client, Bannix Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 28, 2021 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”). Contemporaneously, we are submitting Amendment No. 2 to the Form S-1 via Edgar (the “Amended S-1”).

The Staff’s comments are repeated below in bold and are followed by the Company’s response which is also reflected in the Amended S-1.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page i

1. We note your response to prior comment 1; however, it does not appear the cover page was revised to disclose the grant of warrants to the underwriter. Please revise the cover page to disclose the grant to I-Bankers of 250,000 warrants (or 287,500 warrants if the underwriters’ over-allotment option is exercised in full) upon the closing of this offering.

Response: The cover page has been revised in response to the staff’s comment.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Alexandra Barone August 2, 2021 Page 2

2. Please revise to disclose the aggregate number of additional private placement units that will be issued in settlement of the related party promissory note and loans as disclosed on pages 16 and 102. In addition, as it appears that certain amounts currently outstanding under the related party debt will be converted into private placement units upon close of this offering, revise the summary of securities outstanding after the offering to include the number of units/shares to be issued upon such settlement. Also, revise your disclosures on page 16 where you indicate that $1.6 million of loans will be converted into private placement units to state that such amount assumes the underwriter’s over-allotment is exercised and to also clarify that a portion of the amount outstanding (as well as a portion of the available credit) will be forfeited upon this offering.

Response: Amendment No. 2 has been revised to clarify that the shares being issued in exchange for the outstanding loans are the shares being purchased by the sponsor in the private placement. No additional securities will be issued.

Capitalization, page 61

3. Please revise the shares outstanding (as adjusted) to reflect the number of shares that will be issued upon close of this offering for the conversion of the related party loans payable into private placement units and ensure that you appropriately address such adjustment in the introductory paragraph. Similar revisions should be made to your dilution calculations. Also, you refer to $844,519 of related party loans in footnote (1), however, on page F-12 you state that the company owed Mr. Yezhutvath $874,519 at June 21, 2021. Please clarify this apparent inconsistency or revise.

Response: No additional shares will be issued for the conversion of the related party loans. These shares are included within the number of shares being purchased by the sponsor in the private placement. Amendment No. 2 has been revised to reflect this. As to the differing amounts cited as owed to Mr. Yezhuvath, this results from the fact that his loans are being classified into two separate categories for financial statement purposes. He is owed $300,000 under a promissory note and is owed an additional $574,519 which is included within the loans categorized as related party loans for an aggregate total of $874,519. Within the related party loans category, in addition to the $574,519 owed to Mr. Yezhuvath, there is an additional $270,000 owed to another related party bringing the total of loans classified as related party loans to $844,519.

Alexandra Barone August 2, 2021 Page 3

Supplemental Comments

In addition to the comments in the Comment Letter, you conveyed verbally to Joan Guilfoyle two other issues for clarification in Amendment No. 2. The first supplemental comment was to quantify by chart or otherwise the various purchase prices at the private investors are purchasing the securities in the private placement. A chart has been added to the Summary Section in response to this comment and, as requested, some of the detail has been removed from the cover page and replaced with a cross reference to this chart.

The second supplement question was regarding the repurchase of founders shares. Bannix Management, one of the holders of the founders shares, is based in India and all foreign exchange transactions from India are governed by the Foreign Exchange Management Act, 1999. It is monitored by the central bank in India i.e. the Reserve Bank of India (like the Federal Reserve). Under this act, any funds sent overseas for purchase of shares must either be used to actually buy the shares or returned as is. There is no provision whatsoever for any of the money to be forfeited or for shares to be issued and then cancelled. That is why the only transaction possible for Bannix is to either receive shares against the funds sent or to get the funds back. While in other SPAC offerings when a deal size is reduced, the reduction in founders shares is accomplished by a forfeiture, the only option available here is for the shares to be repurchased.

Please contact me or Joan S. Guilfoyle of this firm should you have any additional questions.

Sincerely,

/s/ Mitchell S. Nussbaum

Mitchell S. Nussbaum
Vice Chairman; Co-Chair, Capital Markets & Corporate